BAE Systems - US Department of Justice Investigation

26 June 2007

BAE Systems has been notified by the US Department of Justice that it has commenced a formal investigation relating to the company's compliance with anti-corruption laws including the company's business concerning the Kingdom of Saudi Arabia.

Issued by:
BAE Systems
London

Dw 7/11

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